UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 13D/A
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934



                                NTL Incorporated
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                            629407107 (Common Stock)
                       ----------------------------------
                                 (CUSIP Number)

       France Telecom S.A.                 Compagnie Generale des Communications
      Jean-Louis Vinciguerra                          (COGECOM) S.A.
 Senior Executive Vice President                      Pierre Hilaire
        6 place d'Alleray                   Chairman of the Board of Directors
       75505 Paris Cedex 15                          6 place d'Alleray
              France                               75505 Paris Cedex 15
        (33-1) 44-44-01-59                                France
                                                   (33-1) 44-44-18-62

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    Copy to:
                               Alfred J. Ross, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                 March 28, 2000
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             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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


CUSIP No. 629407107
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1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          France Telecom S.A.
          IRS Identification Number: N/A
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2.        Check the Appropriate Box if a Member of a Group

                                 (a)    [   ]
                                 (b)    [   ]
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3.        SEC Use Only
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4.        Source of Funds (See Instructions)

          WC
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5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Item
          2(d) or 2(e)   [ ]
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6.        Citizenship or Place of Organization

          France
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7.                            Sole Voting Power
                              0
----------  Number of Shares  --------------------------------------------------
           Beneficially Owned
8.                 By         Shared Voting Power
                  Each        20,264,081 shares of Common Stock
----------  Reporting Person  --------------------------------------------------
9.                With        Sole Dispositive Power
                              0
----------                    --------------------------------------------------

10.                           Shared Dispositve Power
                              20,264,081 shares of Common Stock
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11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          20,264,081 shares of Common Stock
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
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13.       Percent of Class Represented by Amount in Row (11)

          13.17% of the aggregate number of all outstanding shares of Common
          Stock
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14.       Type of Reporting Person (See Instructions)

          CO
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


CUSIP No. 629407107

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1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Compagnie Generale des Communications (COGECOM) S.A.
          IRS Identification Number: N/A

--------------------------------------------------------------------------------

2.        Check the Appropriate Box if a Member of a Group

                                 (a)    [  ]
                                 (b)    [  ]
--------------------------------------------------------------------------------

3.        SEC Use Only
--------------------------------------------------------------------------------

4.        Source of Funds (See Instructions)
          WC
--------------------------------------------------------------------------------

5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Item
          2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------

6.        Citizen or Place of Organization
          France
--------------------------------------------------------------------------------

7.                            Sole Voting Power
                              0
----------  Number of Shares  --------------------------------------------------
           Beneficially Owned
8.                 By         Shared Voting Power
                  Each        20,264,081 shares of Common Stock
----------  Reporting Person  --------------------------------------------------
9.                With        Sole Dispositive Power
                              0
----------                    --------------------------------------------------

10.                           Shared Dispositve Power
                              20,264,081 shares of Common Stock
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 20,264,081 shares of Common Stock
--------------------------------------------------------------------------------

12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
--------------------------------------------------------------------------------

13.       Percent of Class Represented by Amount in Row (11)
          13.17% of the aggregate number of all outstanding shares of Common
          Stock
--------------------------------------------------------------------------------

14.       Type of Reporting Person (See Instructions)
          CO
--------------------------------------------------------------------------------

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

                  This Amendment No. 4 (the "Amendment") amends and supplements the Schedule 13D filed on August 25, 1999, and previously amended and supplemented by Amendment No. 1 on October 26, 1999, Amendment No.2 on January 31, 2000, and Amendment No. 3 on February 22, 2000 (as amended and supplemented, the "Schedule 13D"), of France Telecom, a societe anonyme organized under the laws of France ("FT") and Compagnie Generale des Communications (COGECOM), a societe anonyme organized under the laws of France and a wholly owned subsidiary of FT ("COGECOM"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of NTL Incorporated, a Delaware corporation with its principal executive offices at 110 East 59th Street, New York, NY 10022 (the "Issuer"). All capitalized terms used in this Amendment that are not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

                  FT and COGECOM are filing this Amendment to reflect (i) completion on March 28, 2000 of the purchase of 750,000 shares of Series A 5% Cumulative Preferred Stock by COGECOM pursuant to the Preferred Stock Purchase Agreement and (ii) the issuance by the Issuer to COGECOM of 9,555.47 shares of 5% Cumulative Participating Convertible Preferred Stock, Series E (the "Series E Preferred Stock") as a dividend on the Series A Preferred Stock beneficially owned by FT and COGECOM.

Item 1.           Security and Issuer

                  Item 1 is hereby amended by adding the following paragraphs:

                  On March 28, 2000, COGECOM purchased 750,000 shares of Series A 5% Cumulative Preferred Stock pursuant to the Preferred Stock Purchase Agreement.

                  On March 31, 2000, the Issuer issued to COGECOM 9,555.47 shares of Series E Preferred Stock as a dividend with respect to the Series A Preferred Stock beneficially owned by FT and COGECOM. Each share of Series E Preferred Stock is convertible into 12.112506 shares of Common Stock, at any time at the option of the holder thereof.

Item 2.           Identity and Background

                  No change

Item 3.           Source and Amount of Funds or Other Consideration

                  FT has provided the funds for the purchase by COGECOM of the shares of Series A 5% Cumulative Preferred Stock pursuant to the Preferred Stock Purchase Agreement from cash on hand.

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


Item 4.           Purpose of Transaction

                  Item 4 is hereby amended by adding the following paragraph:

                  FT assigned to COGECOM its right to acquire 750,000 Series A 5% Cumulative Preferred Stock under the Preferred Stock Purchase Agreement. On March 28, 2000, COGECOM purchased 750,000 shares of Series A 5% Cumulative Preferred Stock pursuant to the Preferred Stock Purchase Agreement. On the same day, the Banks acquired their respective portions of the Series A 5% Cumulative Preferred Stock under the Preferred Stock Purchase Agreement.

Item 5.           Interest in Securities of the Issuer

                  Item 5 is hereby amended and restated as follows:

                  (a) On March 31, 2000, FT and COGECOM were the joint beneficial owners of 20,264,081 shares of Common Stock (assuming conversion of the Series A Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock and the 5 3/4% Convertible Notes), which represents approximately 13.17% of the Common Stock outstanding. This percentage is calculated on the basis of 153,914,497 shares, a sum of (i) 142,101,439 shares of Common Stock outstanding as of March 31, 2000, a figure that the Issuer has provided to FT and COGECOM, (ii) 11,697,318 shares of Common Stock, the number of shares issuable to FT and COGECOM upon conversion of the Series A Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and the 5 3/4% Convertible Notes, and (iii) 115,740 shares of Common Stock, the number of shares of Common Stock issuable to COGECOM upon conversion of the Series E Preferred Stock.

                  (b) FT and COGECOM share the power to vote and the power to dispose of all such 20,264,081 shares of Common Stock.

                  (c) On March 31, 2000, the Issuer paid a dividend on the Series A Preferred Stock to COGECOM. The Issuer paid this dividend by issuing 9,555.47 shares of Series E Preferred Stock to COGECOM. Each such share of Series E Preferred Stock is convertible into 12.112506 shares of Common Stock. A copy of the certificate of designation for the Series E Preferred Stock is attached hereto as Exhibit 10.9 and incorporated by reference herein.

                  Except as described above, neither FT nor COGECOM, nor, to the best of their knowledge, any of the persons listed in Schedules I and II to the
Schedule 13D, effected any transactions in Common Stock, Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or 5 3/4% Convertible Notes during the past sixty (60) days. On March 28, 2000, COGECOM purchased 750,000 shares of Series A 5% Cumulative Preferred Stock pursuant to the Preferred Stock Purchase Agreement. The Series A 5% Cumulative Preferred Stock is not convertible into Common Stock within sixty days from the date hereof.

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


                  (d) No one other than FT or COGECOM is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Stock, Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, 5 3/4% Convertible Notes or Series A 5% Cumulative Preferred Stock beneficially owned by FT and COGECOM.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

                  Item 6 is hereby amended by incorporating by reference in their entirety the paragraph set forth in item 4 above.

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


Item 7.           Material to be Filed as Exhibits

                  Item 7 is hereby amended to include the following exhibits, attached hereto:

Exhibit 10.8

Exhibit 10.7 is hereby replaced in its entirety by the following item attached hereto as Exhibit 10.8:

                  Form of Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or other Special Rights and Qualifications, Limitations and Restrictions of the 5% Cumulative Preferred Stock, Series A of the Issuer.

Exhibit 10.9

                  Form of Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or other special Rights and Qualifications, Limitations and Restrictions of the 5% Cumulative Participating Convertible Preferred Stock, Series E of the Issuer.


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


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2000

                               France Telecom S.A.


                                    By:   /s/ Jean-Louis Vinciguerra
                                         ---------------------------------------
                                         Name:  Jean-Louis Vinciguerra
                                         Title: Senior Executive Vice President


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

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: April 7, 2000

                                           Compagnie Generale des
                                           Communications
                                           (COGECOM) S.A.

                                           By: /s/ Pierre Hilaire
                                              ----------------------------------
                                               Name:  Pierre Hilaire
                                               Title: Chairman of the Board of
                                                      Directors


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